UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 001-35971

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
SCHLAGE LOCK COMPANY LLC
EMPLOYEE SAVINGS PLAN FOR BARGAINED EMPLOYEES
(Full title of the plan)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
ALLEGION PLC
Block D
Iveagh Court
Harcourt Road
Dublin 2, Ireland

Schlage Lock Company LLC
Employee Savings Plan for Bargained Employees
Index
December 31, 2014 and 2013

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Schlage Lock Company LLC Employee Savings Plan for Bargained Employees
Carmel, Indiana

We have audited the accompanying statements of net assets available for benefits of Schlage Lock Company LLC Employee Savings Plan for Bargained Employees (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the year ended December 31, 2014 and for the period of December 1, 2013 through December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Schlage Lock Company LLC Employee Savings Plan for Bargained Employees as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 and for the period of December 1, 2013 through December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen
Indianapolis, Indiana
June 19, 2015

Schlage Lock Company LLC
Employee Savings Plan for Bargained Employees
Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets:
Plan’s interest in Savings Plan Master Trust (Note 4), at fair value	$8,091,302	$7,298,550

Receivables:
Employer contributions receivable	12,540	—
Employee contributions receivable	10,333	—
Notes receivable from participants	333,251	356,209
Total receivables	356,124	356,209

Net assets available for benefits	$8,447,426	$7,654,759

The accompanying notes are an integral part of these financial statements.

Schlage Lock Company LLC
Employee Savings Plan for Bargained Employees
Statements of Changes in Net Assets Available for Benefits

	For the year ended December 31, 2014	For the period December 1, 2013 - December 31, 2013
Additions to net assets attributable to:
Plan's interest in investment income of the Savings Plan Master Trust (Note 4)	$472,970	$159,532
Interest income on notes receivable from participants	14,729	1,529
Other income	4,109	—
Contributions
Participant	531,625	53,334
Employer	246,870	22,375
Total contributions	778,495	75,709
Total additions	1,270,303	236,770

Deductions from net assets attributable to:
Participant withdrawals and distributions	460,579	9,656
Administrative expenses	3,805	180
Total deductions	464,384	9,836

Net increase prior to transfers	805,919	226,934

Transfer in from Ingersoll Rand Employee Savings Plan for Bargained Employees (Note 1)	—	7,427,825
Transfers to Schlage Lock Company LLC Employee Savings Plan	(13,252)	—

Net increase	792,667	7,654,759

Net assets available for benefits
Beginning of period	7,654,759	—
End of year	$8,447,426	$7,654,759

The accompanying notes are an integral part of these financial statements.

Schlage Lock Company LLC
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2014 and 2013

1	Description of the Plan

The following description of the Schlage Lock Company LLC Employee Savings Plan for Bargained Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
History
The plan is sponsored by Schlage Lock Company LLC (the "Company"), a U.S. subsidiary of Allegion plc ("Allegion"). The Company established the Plan effective December 1, 2013 when Allegion became a stand-alone public company after Ingersoll-Rand plc ("Ingersoll Rand") completed the separation of its commercial and residential security businesses (the "Spin-off"). The Plan includes the accounts of bargained participants currently and formerly employed by Ingersoll Rand's commercial and residential security businesses whose employment with Ingersoll Rand terminated as a result of the Spin-off. As a result of the Spin-off, an Ingersoll-Rand Stock Fund was created in the Plan to hold the Ingersoll Rand shares received pursuant to the Spin-off.  The Ingersoll-Rand Stock Fund is closed to new investments and participants are free to diversify out of the Ingersoll-Rand Stock Fund to other investment options at any time. The first amendment to the plan was executed on October 29, 2014 with an effective date of November 17, 2014. As a result of the amendment, the Ingersoll-Rand Stock Fund was closed and any funds not re-allocated by the employee were transferred to the Plan’s default investment fund, which is the age appropriate target retirement date fund for the employee.
General
The Plan is a defined contribution plan covering eligible employees, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Fidelity Management Trust Company (“Fidelity”) is the trustee and recordkeeper of the Plan. The Plan’s assets are part of the Schlage Lock Company LLC Savings Plan Master Trust (“Savings Plan Master Trust”) maintained by Fidelity.
The Schlage Lock Company LLC Benefits Administration Committee (the “Committee”) administers the Plan and is responsible for carrying out the provisions thereof on behalf of the Company. The Schlage Lock Company LLC Benefits Design Committee approves recommended design changes to the Plan. The Schlage Lock Company LLC Benefits Investment Committee selects and approves the Plan's investment options. Participants direct investments among the approved investment options for the Plan, which may not include all assets held within the Savings Plan Master Trust. The Plan is operated with the intent to satisfy the requirements of ERISA Section 404(c).
Participation
All individuals employed by the Company, and whose terms of employment are governed by a collective bargaining agreement, which specifically allows participation in the Plan are eligible to participate upon completion of any waiting period as defined in the Plan.
Contributions
Generally, participants may elect to contribute to the Plan 1% to 15% of their compensation, in increments of 1%, on an after-tax basis, a pre-tax basis or a combination thereof. Employee contributions are subject to limitations as defined by the U.S. Internal Revenue Code (“IRC”). For eligible employees hired prior to January 27, 2013 the Company makes matching contributions equal to 100% up to a maximum contribution of 2% of the participants' eligible compensation. These employees participate in a defined benefit plan sponsored by the Company. For employees hired January 27, 2013 and after, the Company makes matching contributions equal to 100% up to a maximum contribution of 3% of the participants' eligible compensation. In addition, the Company also makes a non-matching contribution of 2% of the participants' eligible compensation in lieu of participating in a defined benefit plan. All matching and non-matching contributions are made in cash and invested in the same manner as the

Schlage Lock Company LLC
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2014 and 2013

participant contributions. In the event a participant does not have an investment election on file, company contributions are invested in the Plan's default investment fund, which is the age appropriate target date retirement fund for the participant.
Participants may change their contribution amounts at any time by contacting Fidelity. Participants direct the investment of their contributions into various investment options offered by the Plan including an Allegion Stock Fund.
Participant Accounts
Each participant’s account is credited with (a) the participant’s contribution, (b) allocations of the Company’s matching contributions or non-matching contributions (if applicable), and (c) allocations of Plan earnings (losses), net of investment management fees. Each participant’s account is charged with an allocation of applicable administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. The Company’s matching contribution portion of participants’ accounts is also immediately vested. Company non-matching contributions are vested after 3 years of service or upon attainment of age 65, death or disability while employed.
Forfeited and Unallocated Plan Accounts
Company non-matching contributions forfeited are used to reduce future Company contributions. Unallocated assets are used to pay administrative expenses. There were no forfeited non-vested accounts at December 31, 2014 and 2013. Unallocated assets resulting from revenue sharing at December 31, 2014 and 2013 totaled $4,109 and $0, respectively. For the years ended December 31, 2014 and 2013, no forfeitures or unallocated assets were used to reduce Company contributions or to pay administrative expenses.
Revenue Sharing
The Plan receives revenue sharing fees from the trustee that can be used to pay for administrative expenses of the Plan. During 2014, the Plan received revenue sharing fees of $4,109, and these fees were recorded as Other Income in the Statements of Changes in Net Assets Available for Benefits. During 2013, the Plan received no revenue sharing fees. At December 31, 2014 and 2013, there were no material amounts owed to the Plan from the trustee for revenue sharing.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by their highest outstanding loan balance during the preceding twelve month period or 50% of their eligible account balance. Participants are permitted to have one outstanding loan at any given time. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from 6–60 months. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of prime plus 1.0% at the time of the loan. At December 31, 2014 and 2013, outstanding loans bore interest rates ranging from 4.25% to 9.25% as some outstanding loans were transferred into the Plan. Principal and interest are paid through payroll deductions.
Payment of Benefits
Upon termination of service, a participant with a vested account balance greater than $5,000 may leave their balance in the plan or has three distribution options: (1) receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account; (2) receive installments or partial distributions in the form of various types, as defined by the Plan; or (3) roll over the balance in his or her account to another qualified plan or Individual Retirement Account (“IRA”). A participant with a vested account balance of $5,000 or less may only choose options (1) or (3).

2	Summary of Accounting Policies

Basis of Accounting

Schlage Lock Company LLC
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2014 and 2013

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

Valuation of Investments
Plan assets are included in the Savings Plan Master Trust, which provides unified investment management. Fidelity invests plan assets in various trust investment options at the direction of plan participants and as required by the Plan. Separate participant accounts are maintained by investment option. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.
Investments in the Savings Plan Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Schlage Lock Company LLC Benefits Investment Committee determines the Plan's valuation policies utilizing information provided by investment advisers and custodians. See Note 3 for discussion of fair value measurements.
Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the security’s unit cost. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.
Certain management fees and expenses charged to the Plan for the investment in the Savings Plan Master Trust are deducted from income earned on a daily basis and are not separately reflected. Consequently, certain management fees and operating expenses are reflected as a reduction of investment returns for such investments.
The statement of changes in net assets includes unrealized appreciation or depreciation in accordance with the policy of stating investments at fair value. Appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.
Valuation of Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded at December 31, 2014 and 2013. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Contributions
Participant and Company matching and non-matching contributions are contributed to the Plan on a weekly basis as outlined in the Plan document. Participant contributions for each investment option or portfolio are based on the participants’ elections.
Expenses of the Plan
Certain expenses associated with the administration of the Plan and the Trust are paid for by the Company or through offsets and/or payments which may be attributable to the annual operating expenses of one or more of the Plan's designated investment options and are excluded from these financial statements. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments. Other expenses such as loan fees, withdrawal fees and distribution fees are paid for by the participant.
Benefit Payments
Benefit payments are recorded in the Plan’s financial statements when paid. There were no approved and unpaid amounts at December 31, 2014 and 2013.

Transfer of Assets to and from Other Plans
Employees may transfer their savings from other plans qualified under the IRC.

Schlage Lock Company LLC
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2014 and 2013

Subsequent Events
Management evaluated subsequent events for the Plan through June 19, 2015, the date the financial statements were issued.

3	Fair Value Measurements

Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurements are based on a framework that utilizes the inputs market participants use to determine the fair value of an asset or liability and establishes a fair value hierarchy to prioritize those inputs. The fair value hierarchy is comprised of three levels that are described below:

Level 1	Inputs to the valuation methodology are based on quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs other than Level 1. Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability

Level 3	Inputs to the valuation methodology are unobservable inputs based on little or no market activity and that are significant to the fair value of the assets and liabilities.
The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability based on the best information available under the circumstances. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for Savings Plan Master Trust assets measured at fair value. Not all assets held in the Savings Plan Master Trust are available for investment by participants of the Plan. There have been no changes in the methodologies used at December 31, 2014 and 2013 and there have been no significant transfers between Level 1 and Level 2 categories.
Allegion Stock Fund: The shares of the fund are valued at the daily net asset value (“NAV”) of shares held by the Savings Plan Master Trust at year end. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. The fund primarily invests in ordinary shares of Allegion, which is traded on the New York Stock Exchange (“NYSE”) and is valued at its quoted market price at the daily close of the NYSE. Such assets are classified as Level 2. A small portion of the fund is invested in short-term money market instruments. Such assets are classified as Level 1.
Ingersoll-Rand Stock Fund: The shares of the fund are valued at the daily net asset value (“NAV”) of shares held by the Savings Plan Master Trust at year end. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. The fund primarily invests in ordinary shares of Ingersoll Rand, which is traded on the New York Stock Exchange (“NYSE”) and is valued at its quoted market price at the daily close of the NYSE. Such assets are classified as Level 2. A small portion of the fund is invested in short-term money market instruments. Such assets are classified as Level 1. As of December 1, 2013 this fund was closed to new investments including contributions, loan repayments, dividends and transfers from other investment options. The Ingersoll-Rand Stock Fund was closed during 2014 and any funds not re-allocated by the employee were transferred to the Plan’s default investment fund, which is the age appropriate target retirement date fund for the employee.

Mutual funds: The shares of registered investment companies are valued at quoted market prices in an exchange and active market, which represent the daily NAV of shares held by the Savings Plan Master Trust at year end. Investments in registered investment companies generally may be redeemed daily. Such assets are classified as Level 1.

Schlage Lock Company LLC
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2014 and 2013

Common collective trusts: These assets are not available in an exchange or active market; however, the fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. The Plan’s investment in common collective trusts are classified as Level 2.
Self-directed brokerage accounts: Investments in the self-directed brokerage accounts consist mainly of common stock, government and corporate bonds and various other investment funds. These investments are at current value based on published market quotations from individual investments composing the brokerage accounts. Such assets are classified as Level 1.
Money market funds: The shares are valued at the NAV of the funds in which the Savings Plan Master Trust participates at year end. Such assets are classified as Level 1.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

See Note 4 for further disclosures of the fair value of the assets held within the Savings Plan Master Trust.

4	Investment in the Savings Plan Master Trust

The Plan’s investments are in the Savings Plan Master Trust, which was established for the investment of assets of the Plan and another participating defined contribution plan sponsored by the Company. The assets of the Savings Plan Master Trust are held by Fidelity. Each participating plan has an undivided interest in the Savings Plan Master Trust; however, investment options for participants may vary by Plan. Fidelity maintains separate accounting of all contributions, benefit payments and expenses and allocates income received by the Savings Plan Master Trust on the basis of the adjusted value of each plan at year end. At December 31, 2014 and 2013 the Plan had a 2% participation in the Savings Plan Master Trust.
The net assets of the Savings Plan Master Trust consisted of the following at December 31:

	2014	2013
Investments, at fair value
Money market portfolio	$15,354,533	$18,454,075
Mutual funds	156,938,831	146,545,668
Common collective trusts	187,962,695	120,157,614
Self-directed brokerage accounts	7,395,365	4,406,520
Allegion Stock Fund	28,009,311	18,738,842
Ingersoll-Rand Stock Fund	—	63,688,247
Total investments at fair value	$395,660,735	$371,990,966
Net realized and unrealized appreciation of investments and interest and dividend income for the Savings Plan Master Trust are as follows:

Schlage Lock Company LLC
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2014 and 2013

	For the year ended December 31, 2014	For the period December 1 - December 31, 2013
Investment income:
Net appreciation in fair value of investments
Mutual funds	2,630,313	19,913
Self-directed brokerage accounts	246,577	79,587
Common collective trusts	8,753,679	2,673,677
Allegion Stock Fund	5,180,028	980,442
Ingersoll Rand Stock Fund	343,881	5,973,935
	17,154,478	9,727,554
Interest and dividend income	8,083,032	3,454,058
Total investment income	$25,237,510	$13,181,612

The following summarizes the classification of the underlying investments in the Savings Plan Master Trust by level within the fair-value hierarchy as described in Note 3:

Assets at fair value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Savings Plan Master Trust
Money market portfolio	$15,354,533	$—	$—	$15,354,533
Mutual funds:
Domestic equity funds	76,191,904	—	—	76,191,904
International equity fund	19,200,180	—	—	19,200,180
Fixed income funds	25,260,210	—	—	25,260,210
Index funds	36,286,537	—	—	36,286,537
Self-directed brokerage accounts	7,395,365	—	—	7,395,365
Common collective trusts:
Target date retirement funds (1)	—	187,962,695	—	187,962,695
Allegion Stock Fund (2)	—	28,009,311	—	28,009,311
Total investments at fair value	$179,688,729	$215,972,006	$—	$395,660,735

Assets at fair value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Savings Plan Master Trust
Money market portfolio	$18,454,075	$—	$—	$18,454,075
Mutual funds:
Domestic equity funds	73,702,842	—	—	73,702,842
International equity fund	20,627,631	—	—	20,627,631
Fixed income funds	24,556,664	—	—	24,556,664
Index funds	27,658,531	—	—	27,658,531
Self-directed brokerage accounts	4,406,520	—	—	4,406,520
Common collective trusts:
Target date retirement funds (1)	—	120,157,614	—	120,157,614
Allegion Stock Fund (2)	—	18,738,842	—	18,738,842
Ingersoll-Rand Stock Fund (3)	—	63,688,247	—	63,688,247
Total investments at fair value	$169,406,263	$202,584,703	$—	$371,990,966

Schlage Lock Company LLC
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2014 and 2013

(1) Represents investment in an asset mix that seeks to generate a level of risk and return appropriate for the fund’s particular time frame. The asset mix is determined by factors such as the investor’s age, projected level of risk aversion and the length of time until the principal will be withdrawn. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
(2)     Represents investment in Allegion ordinary shares, along with a minor amount of short-term investments, to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(3)     Represents investment in Ingersoll Rand ordinary shares, along with a minor amount of short-term investments, to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.  This fund is frozen to new investments as of December 1, 2013 and was fully divested in November 2014 pursuant to the plan amendment discussed in Note 1.`

The fair values of individual investments that represent 5% or more of the Master Trust’s net assets as of December 31, are as follows:

	2014	2013
Vanguard Target 2020	$37,914,075	$24,231,403
Vanguard Target 2025	41,688,611	26,645,414
Vanguard Target 2030	35,252,197	21,341,260
Vanguard Target 2035	23,947,875	* 12,998,685
Fidelity Contrafund - Class K	26,155,251	23,640,559
Fidelity Low-Priced Stock Fund - Class K	50,036,653	50,062,283
Spartan 500 Index Fund - Institutional Class	27,205,066	21,764,245
Ingersoll Rand Stock Fund	* -	63,688,247
Allegion Stock Fund	29,196,027	18,738,842

* Amount did not represent 5% or more of the Master Trust's net assets

5	Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their accounts and shall be entitled to a distribution of their respective account balances.

6	Risks and Uncertainties

Through the Savings Plan Master Trust, the Plan provides for various investment options in any combination of common stocks, mutual funds, common collective trusts and short-term investments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

7	Party-In-Interest

Certain Plan investments held in the Savings Plan Master Trust are shares or units of money market portfolio, commingled pool and mutual funds managed by Fidelity Management Trust Company, the Plan’s trustee and recordkeeper. These transactions qualify as permitted party-in-interest transactions.

Certain Savings Plan Master Trust investments are units of the Allegion Stock Fund, which primarily invests in ordinary shares of Allegion. As described in Note 2, the Plan incurs expenses related to the administration of notes receivable from participants and benefit payments. Such fees were charged directly to the participant accounts and are included in administrative expenses for the year ended December 31, 2014 and for the period of December 1, 2013 to December 31, 2013.

The Company also provides certain accounting, record-keeping, and administrative services to the Plan for which it receives no compensation. These transactions qualify as permitted party-in-interest transactions.

8	Tax Status

The U.S. Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated May 29, 2014 that the Plan and related trust are designed in accordance with applicable sections of the IRC to be exempt from U.S. federal income tax. Plan management and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, therefore no provision for income tax is required.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize tax liability (or assets) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

9	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the Statement of Net Assets Available for Benefits to the Form 5500:

	December 31,
	2014	2013
Net assets available for benefits per financial statements	$8,447,426	$7,654,759
Less: Employer contributions receivable	12,540	—
Less: Participant contributions receivable	10,333	—
Net assets available for benefits per Form 5500	$8,424,553	$7,654,759

The following is a reconciliation of net increase per the Statement of Changes in Net Assets Available for Benefits to the Form 5500:

	For the year ended December 31, 2014	For the period December 1, 2013 - December 31, 2013
Net increase per financial statements	$792,667	$7,654,759
Less: Employer contributions receivable	12,540	—
Less: Participant contributions receivable	10,333	—
Total net increase per Form 5500	$769,794	$7,654,759

This information is an integral part of the accompanying financial statements

Schedule I

Schlage Lock Company LLC
Employee Savings Plan for Bargained Employees
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

Plan Sponsor:	Schlage Lock Company LLC
Employer Identification:	54-2139412
Plan Number:	003

	Identity of issue, borrower lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral par, or maturity value	Cost	Current Value
(a)	(b)	(c)	(d)	(e)
	Participant loans *	Due 01/08/2015 - 11/18/2019 4.25% - 9.25%	—	333,251
	TOTAL ASSETS (Held at End of Year)			$333,251

*	The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
SCHLAGE LOCK COMPANY LLC EMPLOYEE SAVINGS PLAN FOR BARGAINED EMPLOYEES

Dated: June 19, 2015	By:	/s/ Peggy Mifflin

Name: Peggy Mifflin
Title: Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of CliftonLarsenAllen LLP